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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
MAR 01 2011
Washington, DC
110

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 24841

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/2010** (MM/DD/YY) AND ENDING **12/31/2010** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

SOUTHAMPTON INVESTMENT SERVICES INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

33 WHITEHALL ST, 6TH FLOOR
(No. and Street)

NEW YORK	**NEWYORK**	**18966**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

PAUL FRED **212-380-5180**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFCATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MaloneBailey LLP, Certified Public Accounting Firm
(Name – *if individual, state last, first, middle name*)

15 Maiden Lane, Suite 1002	**New York**	**New York**	**10038**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form**

KH 3/25

displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **PAUL FRED**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

SOUTHAMPTON INVESTMENT SERVICES INC., as

of **December 31**, 20 **10**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

KYRA STEVENS
Notary Public, State of New York
No. 01ST6030359
Qualified in Bronx County
Commission Expires Sept. 7, 20 13

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SOUTHAMPTON INVESTMENT SERVICES INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2010

SOUTHAMPTON INVESTMENT SERVICES, INC.

DECEMBER 31, 2010

INDEX

INDEPENDENT AUDITORS' REPORT

To the Stockholder of
Southampton Investment Services, Inc.

We have audited the accompanying statement of assets, liabilities and member's equity of Southampton Investment Services, Inc. (the "Company") as of December 31, 2010. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Southampton Investment Services, Inc. (a Company in the Development Stage) as of December 31, 2010in conformity with accounting principles generally accepted in the United States of America.

MaloneBailey LLP
Certified Public Accounting Firm
New York, New York
www.malonebailey.com

February 25, 2011

SOUTHAMPTON INVESTMENTS SERVICES, INC

STATEMENT OF ASSETS, LIABILITIES AND STOCKHOLDER'S EQUITY

DECEMBER 31, 2010

ASSETS		
Cash and cash equivalents	$	42,755
TOTAL ASSETS	$	42,755
LIABILITIES AND STOCKHOLDERS' EQUITY		
Accounts payable & Accrued Expenses	$	2,500
Related party note payable		20,009
TOTAL LIABILITIES		22,509
Commitments and contingent liabilities		-
Stockholders' equity		
Common stock, par value $0.00, 20,000 shares authorized, issued and outstanding		-
Paid-in capital		29,156
Deficit		(8,910)
Total Stockholders' Equity		20,246
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	42,755

The accompanying notes are an integral part of these financial statements.

SOUTHAMPTON INVESTMENT SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS
December 31, 2010

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Organization

Southampton Investment Services, Inc. (an S-Corporation) (the "Company") was incorporated in the State of Pennsylvania on April 15, 1980. The Company is a broker-dealer registered with the Securities and Exchange Commission and is a member of Financial Industry Regulatory Authority (FINRA).

Nature of Business

The Company earns commission income by introducing and forwarding as a broker, transaction and accounts of customers to another broker-dealer who carries such accounts on a fully disclosed basis, and by participating in private placements.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition

Commission fee income is recognized when services are provided. Related expenses are recorded when incurred.

Cash and Cash Equivalents

All short-term investments with an original maturity of three months or less are considered to be cash equivalents.

Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Additionally, cash balances are held principally at one financial institution and may exceed the $250,000 insurable limit. The Company believes it mitigates its risk by investing in or through major financial institutions. Recoverability is dependent upon the performance of the institution.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Securities-Lending Activities

Securities borrowed and securities loaned transactions are generally, reported as collateralized, financings except where letters of credit or other securities are used as collateral. Securities-borrowed transactions require the Company to deposit cash, letters of credit, or other collateral with the lender. With respect to securities loaned, the Company receives collateral in the form of cash or other collateral in an amount generally in excess of the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary.

Recent Accounting Pronouncements

The Company does not expect any recent accounting pronouncements to have any material impact on its financial condition or results of operations.

NOTE 3 – NET CAPITAL

The Company is a member firm of FINRA, and is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. Net Capital is defined as at least, the greater of $5,000 or 6 2/3% of aggregate indebtedness, as defined. Net Capital and aggregate indebtedness change daily. The Company had net capital of $20,246 at December 31, 2010 which exceeded the regulatory requirement of $5,000 by $15,246. The ratio of aggregate indebtedness to net capital was 1.11 to 1 at December 31, 2010.

NOTE 4 – PROVISON FOR INCOME TAXES

Provisions for federal, state and local income taxes are calculated on reported financial statement pretax income based on current tax law. There is no difference between the expected income tax expense computed at the U.S. statutory income tax rate and the Company's expense for 2010. Prior to the acquisition of Southampton by North Star Brokerage, LLC in January 2010, Southampton Investment Services Inc. was an S Corporation, with pass-through taxation of a partnership. The acquisition of Southampton Investment Services by North Star Brokerage, LLC turned Southampton Investment Services into a single member S-Corporation, which by default changes its tax status to a C Corporation. Subsequent to the acquisition, the Company had taxable losses that resulted in an insignificant net operating loss carryforward and no deferred tax asset has been recognized.

SOUTHAMPTON INVESTMENT SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS
December 31, 2010

NOTE 5 – RELATED PARTY TRANSACTIONS

The Company is 100% owned by North Star Brokerage, LLC. Prior to December 31, 2009, the Company borrowed $45,440 from North Star Brokerage LLC owner Paul Fred CEO. During the Fiscal year 2010 North Star Brokerage LLC forgave $20,846 and recorded the amount to contributed capital.

NOTE 6 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 25, 2011, which is the date these financial statements were issued.